Liquid Media Group Receives Nasdaq Delisting Notice

VANCOUVER, British Columbia, August 23,2023 – Liquid Media Group Ltd. (the “Company”) (Nasdaq: YVR) today announced that on August 21, 2023, the Company was notified by The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s continued non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), and the filing requirement set forth in in Nasdaq Listing Rule 5250(c)(1), the Company’s securities will be suspended from trading on Nasdaq effective with the open of business on Wednesday, August 23, 2023. Following the lapse of any applicable Nasdaq review and appeal periods, Nasdaq will file a Form 25 to formally effect the delisting of the Company’s securities from the exchange.

The Company is seeking to have its common shares quoted on the OTC Markets system (www.OTCMarkets.com). Further information on this transition will follow as it becomes available.

The Company was previously granted an extension through August 28, 2023, to regain compliance with both the bid price and filing requirements. On August 7, 2023, the Company implemented a reverse stock split in an effort to remedy the bid price deficiency; however, the Company’s closing bid price remains below the minimum Nasdaq threshold of US$1.00 per share, thereby rendering the Company unable to satisfy the bid price requirement – by evidencing a closing bid price of at least US$1.00 per share for the requisite minimum ten consecutive trading day period as required by the Nasdaq Listing Rules – by August 28, 2023.

The Company continues to work to resolve the late reporting from subsidiary Digital Cinema United (“DCU”), in order to bring financial statement reporting into compliance with the British Columbia Securities Commission’s (“BCSC”) requirements.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com